Exhibit 2.1

GOLOGIQ, INC.

LETTER OF INTENT

January 9, 2023

Mr. Trent McKendrick

Nest Egg Investments, LLC

9255 W Sunset Blvd, Floor 11

West Hollywood, CA, 90069

Attention: Mr. Trent McKendrick

Re: Business Combination Transaction

Dear Mr. McKendrick:

This binding Letter of Intent (the “LOI”) sets forth our intentions with respect to the principal terms and conditions of a proposed transaction (the “Transaction”, as defined in Section 1) among:

(a) GoLogiq, Inc., a corporation organized under the laws of the State of Nevada (“GoLogiq”),

(b) Nest Egg Acquisition Corp., a yet to be formed wholly-owned subsidiary of GoLogiq incorporated under the laws of the State of Delaware (“Acquisition”),

(c) Nest Egg Investments, LLC, a Delaware limited liability corporation (“Nest Egg”), and

(d) the equity holders of Nest Egg (the “Nest Egg Holders”).

GoLogiq, Acquisition, Nest Egg and the Nest Egg Holders are collectively referred to as the “Parties” and individually as a “Party.”

This LOI is intended to create binding legal and contractual obligations of the Parties with respect to matters set forth herein, and upon the breach by a Party of its obligations in any material respect, the injured Party shall have such rights and remedies with respect thereto as are available to it under applicable law.

Upon execution and acceptance of this LOI by Nest Egg and GoLogiq, the following terms and conditions are proposed to be reflected in a Merger Agreement, as that term is defined herein, subject to further exchange of information, due diligence reviews, legal review, and good faith commercial negotiations to be conducted between us:

1. Transaction Terms. On the terms and subject to the terms of Sections 1(b) and 1(c), and Section 7, and the conditions to be set forth in the Merger Agreement (as defined in Section 3 hereof):

(a) GoLogiq shall arrange for the incorporation and establishment of Acquisition,

(b) Acquisition shall merge with and into Nest Egg, or a newly-formed holding company of Nest Egg, so that:

(i)	Nest Egg (or the newly-formed holding company of Nest Egg) is the surviving entity,

(ii)	the separate existence of Acquisition shall cease,

(iii)	Nest Egg becomes a wholly-owned subsidiary of GoLogiq, and

(iv)	all of the Nest Egg equity held by the Nest Egg Holders shall be converted into or exchanged for:

(1)	the right to receive a number of newly-issued restricted shares (the “Merger Shares”) of GoLogiq common stock, par value $0.001 par value per share (the “GoLogiq Common Stock”), equal to $30 million worth of GoLogiq Common Stock, to be issued or granted to the Nest Egg Holders in accordance with their pro rata ownership of Nest Egg (the “Consideration”);

(these elements and outcomes being collectively, the “Transaction”).

Following the closing of the Transaction, Nest Egg shall become a wholly-owned subsidiary of GoLogiq.

(b) The Parties will use their best efforts so that the Transaction qualifies as a reorganization and tax-free exchange under Section 368(b) and/or Section 351 of the Internal Revenue Code of 1986, as amended.

(c) Following the Transaction, it is anticipated that GoLogiq or a subsidiary of GoLogiq shall sell or wind-down certain of its assets (the “Transfer”).

(d) Following the closing of the Transaction, it is proposed that GoLogiq will apply to up-list to the NYSE.

2. Exclusivity.

(a) Nest Egg covenants and agrees that during the period from the date of acceptance by Nest Egg of the terms of this LOI until March 31, 2023 (the “Exclusivity Period”) it shall not engage, or make any agreement or arrangement, with any other party (whether on a solicited or unsolicited basis) in relation to any potential agreement, arrangement or transaction which is directly or indirectly comparable to the Transaction, or would prevent or impede or otherwise negatively impact the ability of the Parties to proceed with and consummate the Transaction on the terms contemplated in this LOI.

3. Definitive Merger Agreement.

(a) The Parties have engaged in negotiations and reached agreement in principle to enter into a definitive merger agreement (the “Merger Agreement”) to reflect the Transaction. The terms and conditions herein set forth the agreement of the Parties in principal with respect to the Transaction, and will form the basis of the Merger Agreement. The Merger Agreement will contain mutually agreeable terms and conditions consistent with this Letter.

(b) The Parties shall use commercially reasonable efforts to complete negotiations and execute the Merger Agreement as quickly as reasonably possible. The Transaction shall be subject to and conditioned upon the negotiation, execution and delivery of the Merger Agreement between GoLogiq, Acquisition, and Nest Egg and the Nest Egg Holders (if required), subject to and containing the basic terms and conditions set forth herein, together with such other representations, warranties, covenants, terms, indemnities, and conditions as would be usual and customary for a transaction of such nature and which are mutually agreeable to the parties, including, without limitation, the making of all necessary filings and the obtaining of all necessary approvals or consents from third parties required to consummate the proposed Transaction.

(c) Until the Merger Agreement is executed, the Parties agree that the provisions of this LOI shall govern their relationship. Upon execution and delivery of the Merger Agreement, this LOI shall be superseded thereby and the rights and obligations of the Parties with respect to the Transaction shall thereafter be governed by the Merger Agreement.

(d) The Closing of the Transaction (the “Closing”) shall be subject to the satisfaction of the conditions set forth in Section 9 hereof and elsewhere herein.

4. Closing Date. As soon as reasonably practicable after the execution of this LOI, the Parties will collaborate to mutually agree on a detailed target timeline for all steps and tasks required to execute the Merger Agreement and complete the Closing. The target dates referred to in this LOI are indicative, and are subject to the agreement of the detailed target timeline.

The Closing will occur no later than three business days after the satisfaction of all conditions to Closing stated in the Merger Agreements but not later than March 31, 2023, unless otherwise mutually agreed in writing. The date on which the Closing occurs is referred to in this LOI as the “Closing Date.”

5. Termination. This LOI may be terminated by either Party without any liability to the other party if the Merger Agreement has not been negotiated, executed and delivered on or before February 28, 2023. Once executed, the Merger Agreement shall supersede this LOI in its entirety, except to the extent otherwise provided in the Merger Agreement.

6. Access to Records. For so long as negotiations with respect to the proposed Transaction are pending and have not been terminated by either Party, and subject to Section 7, each Party shall have reasonable access to the other Party’s books and records for purposes of evaluating the other Party’s assets, liabilities, financial condition and prospects and the validity of the representations and warranties made by the other Party and their respective shareholders in the Merger Agreement.

7. Confidentiality. Subject to this Section 7, each Party will keep confidential:

(i) the existence and terms of this LOI, any drafts of the Merger Agreement and any other documents and correspondence created or exchanged in relation thereto; and

(ii) all information and materials regarding the other Parties provided to it pursuant to Section 7.

(“Confidential Information”).

Each Party covenants and agrees that it shall not directly or indirectly, in whole or in part, disclose any Confidential Information to any third parties, except in the following circumstances:

(a) each Party shall be entitled to disclose Confidential Information to its group members, and its and their respective officers, employees, shareholders, professional advisers, financiers, agents, delegates or contractors on a “need to know” basis strictly for the purposes of this LOI and the furtherance of the Transaction, but for no other purpose;

(b) each Party shall be entitled to disclose Confidential Information to any other third party with the express prior written approval of the other Party, provided that it is only disclosed in accordance with the scope and terms of that approval; and

(c) each Party shall ensure that any party to which it discloses any Confidential Information in accordance with paragraph (a) or (b) above is under obligations of confidentiality equivalent to those set out in this LOI.

The provisions of this Section 8 shall not apply to any information which is or shall become part of the public domain through no fault of the Party subject to the obligation from a third party with a right to disclose such information free of obligation of confidentiality.

The Parties agree that no public disclosure will be made by either Party of the existence of the proposed Transaction or the contents of this LOI or any of its terms without first advising the other Party and obtaining its prior written consent to the proposed disclosure, unless such disclosure is required by law, regulation or stock exchange rule.

8. Certain Covenants. The Parties shall cooperate in good faith to:

(a) arrive at the most advantageous tax structure of the Transaction for GoLogiq, Acquisition, Nest Egg and the Nest Egg Holders as will be provided for in the Merger Agreement, if any;

(b) negotiate and agree on any appropriate lock-up terms (if any) for the shares of GoLogiq to be held by new Nest Egg Holders after Closing; and

(c) commit best efforts to facilitate the Concurrent Raise.

9. Conditions. The Merger Agreement will contain provisions to the effect that the Closing will be subject to the following conditions:

A.	Conditions to be satisfied in order for GoLogiq to proceed to Closing:

1.	Complete and satisfactory due diligence review of Nest Egg by GoLogiq;

2.	Approval of the Transaction by the Board of Directors of GoLogiq;

3.	There shall have been no material adverse changes in Nest Egg, financial or otherwise;

4.	Approval of the Transaction by the Board of the Directors of Nest Egg and the Nest Egg Holders;

5.	Any necessary third-party consents shall be obtained prior to Closing, including but not limited to consents necessary from Nest Egg’s lenders, creditors, vendors, lessors, etc.;

6.	All other documents and instruments supplementary to the Merger Agreement which are necessary or reasonably required to complete and consummate the Transaction must have been completed at Closing; and

7.	Other reasonable conditions (if any) as mutually agreed between GoLogiq and Nest Egg must have been complied with or fulfilled.

B.	Conditions to be satisfied in order for Nest Egg to proceed to Closing:

1.	Complete and satisfactory due diligence review of GoLogiq by Nest Egg;

2.	GoLogiq shall qualify as an “operating company” as at Closing for the purposes of the applicable SEC regulations;

3.	There shall have been no material adverse changes in GoLogiq’s financial condition until Closing;

4.	Approval of the Transaction must have been confirmed in writing by the Board of Directors of Nest Egg and the Nest Egg Holders;

5.	All other corporate consents and approvals must have been obtained as required by Nest Egg’s policies and procedures;

6.	GoLogiq shall have obtained the necessary Board approval and shareholder approvals for the Transaction (if necessary) prior to Closing and shall have put any necessary regulatory approvals regarding such in process;

7.	Other than regulatory approvals which may be in process, any other necessary third-party consents shall have been obtained prior to Closing, including but not limited to consents necessary from GoLogiq’s lenders, creditors, vendors, lessors, etc.;

8.	All other documents and instruments supplementary to the Merger Agreement which are necessary or reasonably required to complete and consummate the Transaction must have been completed at Closing; and

9.	Other reasonable conditions (if any) as mutually agreed between GoLogiq and Nest Egg must have been complied with or fulfilled.

10. Expenses. Each Party will bear its own costs, fees and expenses in connection with the preparation, review, negotiation and implementation of this LOI, the Merger Agreement and Closing unless otherwise agreed between the Parties in writing.

11. No Public Announcement. This letter and the Transaction contemplated in this LOI not shall be the subject of a press release or other public announcement by unless and until the consent and timing of the same shall be approved by both GoLogiq and Nest Egg, in writing, or as otherwise required by law.

12. Counterparts. This LOI may be executed in one or more counterparts, whether electronically or by hand, each of which executed counterparts shall be deemed to be an original, and together shall be considered as one and the same document. This LOI shall come into force and effect when signed by or on behalf of both GoLogiq and Nest Egg.

13. Acceptance. If this LOI accurately sets forth your understanding of the proposed transaction with respect to the matters discussed above, please so indicate by executing a copy of this LOI below and returning the executed copy to the undersigned. If we have not received an executed counterpart of this LOI on or before January 11, 2022 at 5:00 PM EST, this LOI shall terminate automatically and be of no further force and effect.

Very truly yours,

GOLOGIQ, INC.

By:
	Name:	Brent Suen
	Title:	Chief Executive Officer

ACCEPTED AND AGREED
this 9th day of January 9, 2022

NEST EGG INVESTMENTS, LLC

By:
	Name:	Trent McKendrick
	Title:	Executive Director

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